UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13D
                                 (RULE 13D-101)

           INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO
      RULE 13D-1(A) AND AMENDMENTS THERETO FILED PURSUANT TO RULE 13D-2(A)

                               (AMENDMENT NO. 2)*

                                 CELERITEK, INC.
                                 ---------------
                                (Name of Issuer)

                                  Common Stock
                                  ------------
                         (Title of Class of Securities)

                                    150926103
                                    ---------
                                 (CUSIP Number)

                             Peter J. Tennyson, Esq.
                      Paul, Hastings, Janofsky & Walker LLP
                    695 Town Center Drive, Seventeenth floor
                          Costa Mesa, California 92626
                                 (714) 668-6200
                                 --------------
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                 March 24, 2003
                                 --------------
                          (Date of Event which Requires
                            Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(c), 13d-1(f) or 13d-1(g), check the following box. |_|

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                             Exhibit Index on Page 5
                                  Total Pages 5



CUSIP No. 150926103                                         SCHEDULE 13D                                                 Page 2 of 7

=========== ========================================================================================================================
    1       Name of Reporting Person
            SACC PARTNERS, LP; RILEY INVESTMENT MANAGEMENT LLC; B. RILEY AND CO.; BRYANT R. RILEY

            IRS Identification No. of Above Person
----------- ------------------------------------------------------------------------------------------------------------------------
    2       Check the Appropriate Box if a member of a Group                                                                (a)  |_|

                                                                                                                            (b)  |X|
----------- ------------------------------------------------------------------------------------------------------------------------
    3       SEC USE ONLY

----------- ------------------------------------------------------------------------------------------------------------------------
    4       Source of Funds                                                                                                       OO

----------- ------------------------------------------------------------------------------------------------------------------------
    5       Check Box if Disclosure of Legal Proceedings is
            Required Pursuant to Items 2(d) or 2(e)                                                                              |_|

----------- ------------------------------------------------------------------------------------------------------------------------
    6       Citizenship or Place of Organization                                                                       UNITED STATES

=========== ========================================================================================================================

                                      7       Sole Voting Power                                                              723,092

          NUMBER OF             ------------ ---------------------------------------------------------------------------------------
           SHARES                     8       Shared Voting Power
        BENEFICIALLY
        OWNED BY EACH           ------------ ---------------------------------------------------------------------------------------
          REPORTING                   9       Sole Dispositive Power                                                         723,092
         PERSON WITH
                                ------------ ---------------------------------------------------------------------------------------
                                     10       Shared Dispositive Power

============= ======================================================================================================================
     11       Aggregate Amount Beneficially Owned by Each Reporting Person                                                   723,092

------------- ----------------------------------------------------------------------------------------------------------------------
     12       Check Box if the Aggregate Amount in Row 11 Excludes Certain Shares                                                |X|

------------- ----------------------------------------------------------------------------------------------------------------------
     13       Percent of Class Represented by Amount in Row 11                                                                 5.86%

------------- ----------------------------------------------------------------------------------------------------------------------
     14       Type of Reporting Person                                                                            PN, IA, BD, OO, IN

============= ======================================================================================================================

ITEM 4.  PURPOSE OF TRANSACTION.

This item as previously filed is amended to include the following additional information:

As previously disclosed, the Celeritek Shareholder Protective Committee (the "Committee") was considering, among other things, requesting the call of a special shareholder meeting to remove the present members of the Board of Directors of Celeritek and replace them with five new directors.

On March 12, 2003, the members of the Committee delivered to Celeritek a request that Celeritek call a special meeting of its shareholders to remove the current members of Celeritek's Board of Directors and replace them with the following individuals: Kevin Douglas; Kenneth Potashner; Milton Borkowski; Bryant Riley; and Lloyd Miller. This first request is attached to this filing as Exhibit G.

On March 17, 2003, Celeritek informed the Committee that it had rejected the Committee's request to call a special meeting of the shareholders because it appeared the request was not executed by shareholders having record ownership of shares entitled to cast 10 percent of the votes at a special meeting. The Committee responded that, pursuant to its review of the applicable provisions of the California General Corporation Law and Celeritek, Inc.'s bylaws, Celeritek's rejection was in error, as the signatories did have the required 10% record ownership.

Subsequently, Celeritek informed the Committee that it was rejecting the request for a special meeting because some members of the Committee had signed the request as individuals rather than on behalf of any trusts for which they are trustees or any partnerships of which they are partners.

Therefore, on March 19, 2003, the Committee members re-executed the request for a special meeting and delivered the second request to Celeritek. This second request is attached to this filing as Exhibit H.

On March 24, 2003, the Committee determined that, should Celeritek fail within 20 days from its receipt of the second request to cause notice of the Committee's proposed meeting to be given to the shareholders entitled to vote at a special meeting, the Committee intends to either give such notice itself or to request that the appropriate Superior Court order Celeritek to give the notice. Accordingly, the Committee intends to file preliminary proxy materials with the U.S. Securities and Exchange Commission.

Depending on overall market conditions, other investment opportunities, and the availability of shares of Celeritek's stock at desirable prices, the members of the Committee may acquire additional shares of Celeritek stock in open market or private transactions on such terms and at such times as it deems appropriate.

ITEM 7. MATERIAL TO BE FILED AS EXHIBITS.

This item as previously filed is amended to include the following additional exhibits:

Exhibit G. First request for the calling of a special meeting of shareholders.

Exhibit H. Second request for the calling of a special meeting of shareholders.

                                   SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


                                         SACC PARTNERS LP

                                         By: Riley Investment Management LLC,
                                         its General Partner

                                         By: /s/ Bryant R. Riley
                                         ---------------------------------
                                         Bryant R. Riley, President


                                         RILEY INVESTMENT MANAGEMENT LLC

                                         By: /s/ Bryant R. Riley
                                         ---------------------------------
                                         Bryant R. Riley, President





                                         B. RILEY AND CO. INC.

                                         By: /s/ Bryant R. Riley
                                         ---------------------------------
                                         Bryant R. Riley, President




                                         B. RILEY AND CO. HOLDINGS, LLC

                                         By: /s/ Bryant R. Riley
                                         ---------------------------------
                                         Bryant R. Riley, President



                                         By: /s/ Bryant R. Riley
                                         ---------------------------------
                                         Bryant R. Riley

  DATED:  March 24, 2003

                                  EXHIBIT INDEX

Exhibit G. First request for the calling of a special meeting of shareholders.

Exhibit H. Second request for the calling of a special meeting of shareholders.

              EXHIBIT G. FIRST REQUEST FOR THE CALLING OF A SPECIAL
                            MEETING OF SHAREHOLDERS.




TO:      Secretary of Celeritek, Inc.

         The undersigned, the holder(s) of shares entitled to cast not less than 10 percent of the votes of Celeritek, Inc. ("Celeritek") do hereby call a special meeting of the shareholders of said corporation to be held on May __, 2003 at 10:00 a.m. Pacific time for the purpose of considering and acting upon the following matter:

         To remove the current members of Celeritek, Inc.'s board of directors and replace them with the following individuals:

                  A. Kevin Douglas

                  B. Kenneth Potashner

                  C. Milton Borkowski

                  D. Bryant Riley

                  E. Lloyd Miller

         Attached as Exhibit A is all the information relating to each nominee for election as a director that is required to be disclosed in solicitations of proxies for election of directors in an election context, or as otherwise required, in each case pursuant to Regulation 14A under the Securities Exchange Act of 1934, as amended, and Rule 14A-11 thereunder.

         Attached as Exhibit B hereto are each nominee's written consent to being named in the proxy statement as a nominee and to serving as a director if elected.

         Attached as Exhibit C hereto are the names and addresses of each shareholder giving this notice (listed below) as such names and addresses appear on Celeritek's books and the class and number of shares of Celeritek which are owned beneficially and of record by each such shareholder.

         You are directed to give notice of said meeting, in the manner prescribed by the Bylaws of said corporation and applicable law, to all shareholders entitled to receive notice of, and to vote at, the meeting.

DATED:  March 11, 2003
                                           Bricoleur Capital Management

         /S/LLOYD MILLER                   By:      /S/ROBERT M. POOLE
-----------------------------                   ---------------------------
Lloyd Miller                               Its:     Robert M. Poole


                                           B. Riley and Co.
Inc.

         /S/KEVIN DOUGLAS                  By:      /S/BRYANT RILEY
-----------------------------                   ---------------------------
Kevin Douglas                              Its:     Bryant Riley


                                           B. Riley and Co. Holdings, LLC


                                           By:      /S/BRYANT RILEY
                                                ---------------------------
                                           Its:     Bryant Riley

                                    Exhibit A

----------------------------- --------------- ------------------------------------------------------------------------
NAME                          AGE             BIOGRAPHY AND OTHER INFORMATION
----------------------------- --------------- ------------------------------------------------------------------------
Kevin Douglas                 40              Mr. Douglas has served as the Chairman of the Board of Douglas
                                              Telecommunications, Inc., an operator of cellular properties, since
                                              1992. In 1992, Mr. Douglas founded Blackwater Cellular Corporation, a
                                              Cellular One franchisee, and served as its President from its founding until 2000, when he sold the company to Verizon Wireless.

                                              Mr. Douglas received his BA from Stanford University and his JD from Hastings College of law.

                                              Please reference Exhibit C for listing of all beneficially owned shares.

                                              Mr. Douglas is the beneficial owner of a total of 353,400 shares of Celeritek common stock.

----------------------------- --------------- ------------------------------------------------------------------------
Kenneth Potashner             45              Mr. Potashner has served as Chairman of the Board,
                                              President and Chief Executive Officer of SonicBlue, a Nasdaq National
                                              Market System listed company, since 1998. Mr. Potashner has been a director of Maxwell Technologies, Inc., a Nasdaq National Market
                                              System listed company, since 1996 and became Chairman of
                                              the Board of Maxwell Technologies in 1997. From 1996 to 1998, Mr.
                                              Potashner served as Maxwell Technologies'
                                              President, Chief Executive Officer and Chief Operating Officer. From
                                              1994 to 1996, Mr. Potashner served as Executive Vice President,
                                              Operations, for Conner
                                              Peripherals, Inc. From 1991 through 1994, Mr. Potashner was Vice
                                              President, Product Engineering, for Quantum Corporation. Mr. Potashner
                                              is also a member of
                                              the Board of Directors of Newport Corporation, a Nasdaq National
                                              Market System listed company.

                                              Mr. Potashner received his Bachelor of Science in Electrical
                                              Engineering for Lafayette College and his M.S in Electrical
                                              Engineering from Southern Methodist University.

                                              Neither Mr. Potashner nor any of his family members are shareholders of Celeritek.

----------------------------- --------------- ------------------------------------------------------------------------
Milton Borkowski              66              Mr. Borkowski retired in 1997 after forty years at Westinghouse
                                              Corporation and then Northrup Grumman, where he had served as the vice president and general manager of the Command, Control, Communications,
                                              Intelligence and Naval Divisions.  At Westinghouse, Mr. Borkowski was
                                              responsible for the development and production of all anti-submarine warfare, international air traffic control systems, torpedoes, domestic C3I systems, marine propulsion systems and missile launching systems.

                                              Mr. Borkowski received his B. S. in Mathematics from Loyola College.

                                              Neither Mr. Borkowski nor any of his family members are shareholders of Celeritek.

----------------------------- --------------- ------------------------------------------------------------------------

----------------------------- --------------- ------------------------------------------------------------------------
Bryant Riley                  36              Mr. Riley has served as the Chairman and Chief Executive Officer of B.
                                              Riley & Company, a stock brokerage firm, since founding the firm in
                                              1997. Mr. Riley also has served as the Chairman and Chief Executive
                                              Officer of Riley Investment Management, LLC, an investment management company, since founding the company in 2000. From 1996 to 1997, Mr.
                                              Riley was an equity salesman with Dabney/Resnick Inc., a stock brokerage firm,  From 1995 to 1996, Mr. Riley managed the
                                              institutional equity department of Gaines, Berland Inc., a stock brokerage firm. From 1993 to 1995, Mr. Riley co-managed the equity department of Dabney/Resnick Inc.  In 1991, Mr. Riley co-founded
                                              Huberman Riley, a brokerage firm based on Dallas, Texas, and served as its President until 1993.  From 1989 to 1991, Mr. Riley served in various positions with LH Friend, Weinress & Francson, a Irvine, CA based stock brokerage firm. Mr. Riley received his BS in Finance from
                                              Lehigh University.

                                              Mr. Riley is the beneficial owner of 723,092 shares of Celeritek common stock.

----------------------------- --------------- ------------------------------------------------------------------------
Lloyd Miller                  47              Mr. Miller is an independent investor. Mr. Miller currently serves as a director of Advantica Restaurant Group, Stamps.com, Aldila, Inc.,
                                              all Nasdaq National Market System listed companies and Anacomp, Inc., an OTCBB listed company.

                                              Mr. Miller is also a member of the Chicago Board of Trade and the
                                              Chicago Stock Exchange. Mr. Miller previously served as a director of several companies, including Vulcan International and American
                                              Controlled Industries.

                                              Mr. Miller is a Registered Investment Advisor and received is BA from
                                              Brown University.

                                              Mr. Miller is the beneficial owner of 232,100 shares of Celeritek common stock.

----------------------------- --------------- ------------------------------------------------------------------------

                                    Exhibit B

                  [Douglas Telecommunications, Inc. Letterhead]




March 10, 2003


Celeritek Shareholder Protective Committee
c/o B. Riley and Co. Inc.
Attn:  Bryant Riley

I understand that the Celeritek Shareholder Protective Committee (the "Shareholder Committee") is calling a special meeting of the shareholders of Celeritek, Inc. ("Celeritek") to remove the current board of directors of Celeritek and replace them with a new slate of directors.

I hereby consent to be named in the Shareholder Committee's proxy statement as a nominee to the board of directors of Celeritek and agree to serve as a director of Celeritek if elected.



Name:  Kevin Douglas

Signature         /S/KEVIN DOUGLAS
            --------------------------

Date     3/11/03

                         [Kenneth Potashner Letterhead]





March 10, 2003


Celeritek Shareholder Protective Committee
c/o B. Riley and Co. Inc.
Attn:  Bryant Riley

I understand that the Celeritek Shareholder Protective Committee (the "Shareholder Committee") is calling a special meeting of the shareholders of Celeritek, Inc. ("Celeritek") to remove the current board of directors of Celeritek and replace them with a new slate of directors.

I hereby consent to be named in the Shareholder Committee's proxy statement as a nominee to the board of directors of Celeritek and agree to serve as a director of Celeritek if elected.



Name:  Kenneth Potashner

Signature      /S/KENNETH POTASHNER
            --------------------------
Date     3/11/03

                      [B. Riley & Company, Inc. Letterhead]



March 10, 2003


Celeritek Shareholder Protective Committee
c/o B. Riley and Co. Inc.
Attn:  Bryant Riley

I understand that the Celeritek Shareholder Protective Committee (the "Shareholder Committee") is calling a special meeting of the shareholders of Celeritek, Inc. ("Celeritek") to remove the current board of directors of Celeritek and replace them with a new slate of directors.

I hereby consent to be named in the Shareholder Committee's proxy statement as a nominee to the board of directors of Celeritek and agree to serve as a director of Celeritek if elected.



Name:  Bryant Riley

Signature         /S/BRYANT RILEY
            --------------------------
Date     3/11/03

                               Milton F. Borkowski
                             13321 Springwood Court
                             Ellicott City, Md 21042



Celeritek Shareholder Protective Committee
c/o B. Riley and Co. Inc.
Attn:  Bryant Riley

I understand that the Celeritek Shareholder Protective Committee (the "Shareholder Committee") is calling a special meeting of the shareholders of Celeritek, Inc. ("Celeritek") to remove the current board of directors of Celeritek and replace them with a new slate of directors.

I hereby consent to be named in the Shareholder Committee's proxy statement as a nominee to the board of directors of Celeritek and agree to serve as a director of Celeritek if elected.



Name:  Milton F. Borkowski

Signature     /S/MILTON F. BORKOWSKI
            --------------------------
Date     3/10/03

                                  [Letterhead]




March 10, 2003


Celeritek Shareholder Protective Committee
c/o B. Riley and Co. Inc.
Attn:  Bryant Riley

I understand that the Celeritek Shareholder Protective Committee (the "Shareholder Committee") is calling a special meeting of the shareholders of Celeritek, Inc. ("Celeritek") to remove the current board of directors of Celeritek and replace them with a new slate of directors.

I hereby consent to be named in the Shareholder Committee's proxy statement as a nominee to the board of directors of Celeritek and agree to serve as a director of Celeritek if elected.



Name:  Lloyd Miller

Signature         /S/LLOYD MILLER
            --------------------------
Date     3/11/03

                                    Exhibit C

------------------------ ---------------- ------------------- ----------------------------------- -------------------
 NAME OF SHAREHOLDER       ADDRESS OF      TOTAL NUMBER OF    NUMBER OF SHARES HELD BY A RECORD   NUMBER OF SHARES
     GIVING NOTICE        SHAREHOLDER     SHARES OF COMMON     HOLDER AND NAME AND ADDRESS OF     HELD OF RECORD BY
                          GIVING NOTICE         STOCK                   RECORD HOLDER             SHAREHOLDER
                                          BENEFICIALLY OWNED

------------------------ ---------------- ------------------- ----------------------------------- -------------------
------------------------ ---------------- ------------------- ----------------------------------- -------------------
Lloyd Miller             4550 Gordon           232,100        19,300 shares held by PNC Bank      19,300 shares
                         Drive, Naples,                       FAO Lloyd  I Miller A-4             held by PNC Bank
                         FL 34102                             Irrevocable Trust(4550 Gordon       FAO Lloyd  I
                                                              Drive, Naples, FL 34102)            Miller A-4
                                                                                                  Irrevocable Trust
                                                              6,500 shares held by Lloyd I
                                                              Miller III CDN                      20,500 shares held
                                                              Alexandra Miller                    by PNC Bank
                                                              UTGMA FL(4550                       FAO Lloyd I.
                                                              Gordon Drive,                       Miller Fund C
                                                              Naples, FL 34102)


                                                              20,500 shares held by PNC Bank
                                                              FAO Lloyd I. Miller Fund C (4550    174,500 shares
                                                              Gordon Drive, Naples, FL 34102)     held by Northern
                                                                                                  Trust FAO Milfam
                                                              1,500 shares held
                                                              by Lloyd I II LP
                                                              Miller III and
                                                              Martin G Miller
                                                              Co-ITEES Lloyd
                                                              Crider GST (4550
                                                              Gordon Drive,
                                                              Naples, FL 34102)

                                                              3,400 shares held by Lloyd I
                                                              Miller III TTEE Catherine C.
                                                              Miller (4550 Gordon Drive,
                                                              Naples, FL 34102)

                                                              3,400 shares held by Lloyd I
                                                              Miller III Kimberley S. Miller
                                                              Trust (4550 Gordon Drive, Naples,
                                                              FL 34102)

                                                              1,500 shares held by  Milfam II
                                                              LLC(4550 Gordon Drive, Naples, FL
                                                              34102)

                                                              1,500 shares held
                                                              by Lloyd I Miller
                                                              III CDN Lloyd I
                                                              Miller IV UGTMA
                                                              FL(4550 Gordon
                                                              Drive, Naples, FL
                                                              34102)

                                                              174,500 shares
                                                              held by Northern
                                                              Trust FAO Milfam
                                                              II LP(4550 Gordon
                                                              Drive, Naples, FL
                                                              34102)

------------------------ ---------------- ------------------- ----------------------------------- -------------------
Kevin Douglas            126 Hill Drive        353,400        107,480 shares held by the James    107,480 shares
                         Kentfield, CA                        & Jean Douglas Irrevocable          held by the James
                         94904 (home)                         Descendant's Trust, Kevin G.        & Jean Douglas
                                                              Douglas & Michelle M. Douglas,      Irrevocable
                         1101 5th Ave.                        Trustees (1101 5th Ave., Suite      Descendant's
                         Suite 360                            360, San Rafael, CA 94901)          Trust, Kevin G.
                         San Rafael, CA                                                           Douglas &
                         94901                                112,812 shares held by the          Michelle M.
                         (business)                           Douglas Family Trust, James E.      Douglas, Trustees
                                                              Douglas, Jr. & Jean A. Douglas,
                                                              Trustees (1101 5th Ave., Suite      112,812 shares
                                                              360, San Rafael, CA 94901)          held by the
                                                                                                  Douglas Family
                                                              125,768 shares held by Kevin        Trust, James E.
                                                              Douglas & Michelle M. Douglas       Douglas, Jr. &
                                                              (1101 5th Ave., Suite 360, San      Jean A. Douglas,
                                                              Rafael, CA 94901)                   Trustees

                                                              7,340 shares held by James E.       125,768 shares
                                                              Douglas III (1101 5th Ave., Suite   held by Kevin
                                                              360, San Rafael, CA 94901)          Douglas &
                                                                                                  Michelle M.
                                                                                                  Douglas

                                                                                                  7,340 shares held
                                                                                                  by James E.
                                                                                                  Douglas III

------------------------ ---------------- ------------------- ----------------------------------- -------------------

------------------------ ---------------- ------------------- ----------------------------------- -------------------
Bricoleur Capital        12230 El              537,083        98,000 shares held by Bricoleur     98,000 shares
Management               Camino Real,                         Partner, L.P. (12230 El Camino      held by Bricoleur
                         Suite 100, San                       Real, Suite 100, San Diego, CA      Partner, L.P.
                         Diego, CA 92130                      92122)
                                                                                                  127,300 shares
                                                              127,300 shares held by Bricoleur    held by Bricoleur
                                                              Partners L.P. (12230 El Camino      Partners L.P.
                                                              Real, Suite 100, San Diego, CA
                                                              92122)                              48,000 shares
                                                                                                  held by Bricoleur
                                                              48,000 shares held by Bricoleur     Enhanced L.P.
                                                              Enhanced L.P. (12230 El Camino
                                                              Real, Suite 100, San Diego, CA
                                                              92122)                              12,500 shares
                                                                                                  held by Bric 6
                                                              12,500 shares held by Bric 6 L.P.   L.P.
                                                              (12230 El Camino Real, Suite 100,
                                                              San Diego, CA 92122)
                                                                                                  3,400 shares held
                                                              3,400 shares held
                                                              by Bricoleur by
                                                              Bricoleur SphinX,
                                                              Ltd(12230 El
                                                              Camino Real,
                                                              SphinX, Ltd Suite
                                                              100, San Diego, CA
                                                              92122)
                                                                                                  122,083 shares
                                                              122,083 shares held by Bricoleur    held by Bricoleur
                                                              Offshore, Ltd. (12230 El Camino     Offshore, Ltd.
                                                              Real, Suite 100, San Diego, CA
                                                              92122)                              4,500 shares held
                                                                                                  by Plus Funds,
                                                              4,500 shares held by Plus Funds,    Ltd.
                                                              Ltd. (12230 El Camino Real, Suite
                                                              100, San Diego, CA 92122)
                                                                                                  14,900 shares
                                                              14,900 shares held by HSBC          held by HSBC
                                                              Managed Trust, Ltd. (12230 El       Managed Trust,
                                                              Camino Real, Suite 100, San         Ltd.
                                                              Diego, CA 92122)
                                                                                                  88,800 shares
                                                              88,800 shares held by               held by
                                                              Lyxor/Bricoleur Fund, Ltd. (12230   Lyxor/Bricoleur
                                                              El Camino Real, Suite 100, San      Fund, Ltd
                                                              Diego, CA 92122)

                                                              11,700 shares held by Bricoleur     11,700 shares
                                                              Enhanced Offshore, Ltd. (12230 El   held by Bricoleur
                                                              Camino Real, Suite 100, San         Enhanced
                                                              Diego, CA 92122)                    Offshore, Ltd.

                                                              5,900 Shares held by The Partners
                                                              Group (12230 El Camino Real,        5,900 Shares held
                                                              Suite 100, San Diego, CA 92122)     by The Partners
                                                                                                  Group


------------------------ ---------------- ------------------- ----------------------------------- -------------------
B. Riley and Co. Inc.    11150 Santa           133,092        133,092 shares held by B. Riley &   123,092 shares
                         Monica Blvd.,                        Company (11150 Santa Monica Blvd,   held by B. Riley
                         Ste. 750                             Suite 750, Los Angeles CA 90025)    & Company
                         Los Angeles,
                         CA  90024
------------------------ ---------------- ------------------- ----------------------------------- -------------------

------------------------ ---------------- ------------------- ----------------------------------- -------------------
B. Riley and Co.         11150 Santa            10,000        10,000 shares held by B. Riley &    10,000 shares
Holdings, LLC            Monica Blvd.,                        Company Holdings(11150 Santa        held by B. Riley
                         Ste. 750                             Monica Blvd, Suite 750, Los         & Company Holdings
                         Los Angeles,                         Angeles CA 90025)
                         CA  90024
------------------------ ---------------- ------------------- ----------------------------------- -------------------

             EXHIBIT H. SECOND REQUEST FOR THE CALLING OF A SPECIAL
                            MEETING OF SHAREHOLDERS.



TO:      Secretary of Celeritek, Inc.

         The undersigned, the holder(s) of shares entitled to cast not less than 10 percent of the votes of Celeritek, Inc. ("Celeritek") do hereby call a special meeting of the shareholders of said corporation to be held on May __, 2003 at 10:00 a.m. Pacific time for the purpose of considering and acting upon the following matter:

         To remove the current members of Celeritek, Inc.'s board of directors and replace them with the following individuals:

                  A. Kevin Douglas       B. Kenneth Potashner

                  C. Milton Borkowski    D. Bryant Riley

                  E. Lloyd Miller

         Attached as Exhibit A is all the information relating to each nominee for election as a director that is required to be disclosed in solicitations of proxies for election of directors in an election context, or as otherwise required, in each case pursuant to Regulation 14A under the Securities Exchange Act of 1934, as amended, and Rule 14A-11 thereunder.

         Attached as Exhibit B hereto are each nominee's written consent to being named in the proxy statement as a nominee and to serving as a director if elected.

         Attached as Exhibit C hereto are the names and addresses of each shareholder giving this notice (listed below) as such names and addresses appear on Celeritek's books and the class and number of shares of Celeritek which are owned beneficially and of record by each such shareholder.

         You are directed to give notice of said meeting, in the manner prescribed by the Bylaws of said corporation and applicable law, to all shareholders entitled to receive notice of, and to vote at, the meeting.

DATED:   3/19/03

                                                             Bricoleur Capital Management, on behalf of itself and
                                                             on behalf of the trusts, partnerships and funds listed
         /S/LLOYD MILLER                                     opposite its name on Exhibit C
------------------------------------------------------
Lloyd Miller, on behalf of himself and on behalf of the
trusts listed opposite his name on Exhibit C                 By:      /S/ROBERT M. POOLE
                                                                 -------------------------
                                                             Its:     Robert M. Poole, CEO

                                                             B. Riley and Co.
Inc.

         /S/KEVIN DOUGLAS                                    By:      /S/BRYANT RILEY
-------------------------------------------------------          -------------------------
Kevin Douglas, on behalf of himself and on behalf of the     Its:     Bryant Riley
trusts listed opposite his name on Exhibit C


                                                             B. Riley and Co. Holdings, LLC

         /S/MICHELLE M. DOUGLAS                              By:      /S/BRYANT RILEY
-------------------------------------------------------          -------------------------
Michelle M. Douglas, on behalf of herself and on behalf of   Its:     Bryant Riley
the trusts listed opposite her name on Exhibit C




         /S/JAMES E. DOUGLAS III
------------------------------------------------------
James E. Douglas III






                                    Exhibit A

----------------------------- --------------- ------------------------------------------------------------------------
NAME                          AGE             BIOGRAPHY AND OTHER INFORMATION
----------------------------- --------------- ------------------------------------------------------------------------
Kevin Douglas                 40              Mr. Douglas has served as the Chairman of the Board of Douglas
                                              Telecommunications, Inc., an operator of cellular properties, since
                                              1992. In 1992, Mr. Douglas founded Blackwater Cellular Corporation, a
                                              Cellular One franchisee, and served as its President from its founding until 2000, when he sold the company to Verizon Wireless.

                                              Mr. Douglas received his BA from Stanford University and his JD from Hastings College of law.

                                              Please reference Exhibit C for listing of all beneficially owned shares.

                                              Mr. Douglas is the beneficial owner of a total of 353,400 shares of Celeritek common stock.

----------------------------- --------------- ------------------------------------------------------------------------
Kenneth Potashner             45              Mr. Potashner has served as Chairman of the Board,
                                              President and Chief Executive Officer of SonicBlue, a Nasdaq National
                                              Market System listed company, since 1998. Mr. Potashner has been a director of Maxwell Technologies, Inc., a Nasdaq National Market
                                              System listed company, since 1996 and became Chairman of
                                              the Board of Maxwell Technologies in 1997. From 1996 to 1998, Mr.
                                              Potashner served as Maxwell Technologies'
                                              President, Chief Executive Officer and Chief Operating Officer. From
                                              1994 to 1996, Mr. Potashner served as Executive Vice President,
                                              Operations, for Conner
                                              Peripherals, Inc. From 1991 through 1994, Mr. Potashner was Vice
                                              President, Product Engineering, for Quantum Corporation. Mr. Potashner
                                              is also a member of
                                              the Board of Directors of Newport Corporation, a Nasdaq National
                                              Market System listed company.

                                              Mr. Potashner received his Bachelor of Science in Electrical
                                              Engineering for Lafayette College and his M.S in Electrical
                                              Engineering from Southern Methodist University.

                                              Neither Mr. Potashner nor any of his family members are shareholders of Celeritek.

----------------------------- --------------- ------------------------------------------------------------------------
Milton Borkowski              66              Mr. Borkowski retired in 1997 after forty years at Westinghouse
                                              Corporation and then Northrup Grumman, where he had served as the vice president and general manager of the Command, Control, Communications,
                                              Intelligence and Naval Divisions.  At Westinghouse, Mr. Borkowski was
                                              responsible for the development and production of all anti-submarine warfare, international air traffic control systems, torpedoes, domestic C3I systems, marine propulsion systems and missile launching systems.

                                              Mr. Borkowski received his B. S. in Mathematics from Loyola College.

                                              Neither Mr. Borkowski nor any of his family members are shareholders of Celeritek.

----------------------------- --------------- ------------------------------------------------------------------------

----------------------------- --------------- ------------------------------------------------------------------------
Bryant Riley                  36              Mr. Riley has served as the Chairman and Chief Executive Officer of B.
                                              Riley & Company, a stock brokerage firm, since founding the firm in
                                              1997. Mr. Riley also has served as the Chairman and Chief Executive
                                              Officer of Riley Investment Management, LLC, an investment management company, since founding the company in 2000. From 1996 to 1997, Mr.
                                              Riley was an equity salesman with Dabney/Resnick Inc., a stock brokerage firm,  From 1995 to 1996, Mr. Riley managed the
                                              institutional equity department of Gaines, Berland Inc., a stock brokerage firm. From 1993 to 1995, Mr. Riley co-managed the equity department of Dabney/Resnick Inc.  In 1991, Mr. Riley co-founded
                                              Huberman Riley, a brokerage firm based on Dallas, Texas, and served as its President until 1993.  From 1989 to 1991, Mr. Riley served in various positions with LH Friend, Weinress & Francson, a Irvine, CA based stock brokerage firm. Mr. Riley received his BS in Finance from
                                              Lehigh University.

                                              Mr. Riley is the beneficial owner of 723,092 shares of Celeritek common stock.

----------------------------- --------------- ------------------------------------------------------------------------
Lloyd Miller                  47              Mr. Miller is an independent investor. Mr. Miller currently serves as a director of Advantica Restaurant Group, Stamps.com, Aldila, Inc.,
                                              all Nasdaq National Market System listed companies and Anacomp, Inc., an OTCBB listed company.

                                              Mr. Miller is also a member of the Chicago Board of Trade and the
                                              Chicago Stock Exchange. Mr. Miller previously served as a director of several companies, including Vulcan International and American
                                              Controlled Industries.

                                              Mr. Miller is a Registered Investment Advisor and received is
                                              BA from Brown University.

                                              Mr. Miller is the beneficial owner of 232,100 shares of Celeritek common stock.

----------------------------- --------------- ------------------------------------------------------------------------

                                    Exhibit B



                  [Douglas Telecommunications, Inc. Letterhead]




March 10, 2003


Celeritek Shareholder Protective Committee
c/o B. Riley and Co. Inc.
Attn:  Bryant Riley

I understand that the Celeritek Shareholder Protective Committee (the "Shareholder Committee") is calling a special meeting of the shareholders of Celeritek, Inc. ("Celeritek") to remove the current board of directors of Celeritek and replace them with a new slate of directors.

I hereby consent to be named in the Shareholder Committee's proxy statement as a nominee to the board of directors of Celeritek and agree to serve as a director of Celeritek if elected.



Name:  Kevin Douglas

Signature         /S/KEVIN DOUGLAS
             ----------------------------
Date     3/11/03

                         [Kenneth Potashner Letterhead]





March 10, 2003


Celeritek Shareholder Protective Committee
c/o B. Riley and Co. Inc.
Attn:  Bryant Riley

I understand that the Celeritek Shareholder Protective Committee (the "Shareholder Committee") is calling a special meeting of the shareholders of Celeritek, Inc. ("Celeritek") to remove the current board of directors of Celeritek and replace them with a new slate of directors.

I hereby consent to be named in the Shareholder Committee's proxy statement as a nominee to the board of directors of Celeritek and agree to serve as a director of Celeritek if elected.



Name:  Kenneth Potashner

Signature         /S/KENNETH POTASHNER
             ----------------------------
Date     3/11/03

                      [B. Riley & Company, Inc. Letterhead]



March 10, 2003


Celeritek Shareholder Protective Committee
c/o B. Riley and Co. Inc.
Attn:  Bryant Riley

I understand that the Celeritek Shareholder Protective Committee (the "Shareholder Committee") is calling a special meeting of the shareholders of Celeritek, Inc. ("Celeritek") to remove the current board of directors of Celeritek and replace them with a new slate of directors.

I hereby consent to be named in the Shareholder Committee's proxy statement as a nominee to the board of directors of Celeritek and agree to serve as a director of Celeritek if elected.



Name:  Bryant Riley

Signature         /S/BRYANT RILEY
             ----------------------------
Date     3/11/03

                               Milton F. Borkowski
                             13321 Springwood Court
                             Ellicott City, Md 21042







Celeritek Shareholder Protective Committee
c/o B. Riley and Co. Inc.
Attn:  Bryant Riley

I understand that the Celeritek Shareholder Protective Committee (the "Shareholder Committee") is calling a special meeting of the shareholders of Celeritek, Inc. ("Celeritek") to remove the current board of directors of Celeritek and replace them with a new slate of directors.

I hereby consent to be named in the Shareholder Committee's proxy statement as a nominee to the board of directors of Celeritek and agree to serve as a director of Celeritek if elected.



Name:  Milton F. Borkowski

Signature      /S/MILTON F. BORKOWSKI
             ----------------------------
Date     3/10/03

                                  [Letterhead]




March 10, 2003


Celeritek Shareholder Protective Committee
c/o B. Riley and Co. Inc.
Attn:  Bryant Riley

I understand that the Celeritek Shareholder Protective Committee (the "Shareholder Committee") is calling a special meeting of the shareholders of Celeritek, Inc. ("Celeritek") to remove the current board of directors of Celeritek and replace them with a new slate of directors.

I hereby consent to be named in the Shareholder Committee's proxy statement as a nominee to the board of directors of Celeritek and agree to serve as a director of Celeritek if elected.



Name:  Lloyd Miller

Signature         /S/LLOYD MILLER
             ----------------------------
Date     3/11/03

                                    Exhibit C

------------------------ ---------------- ------------------- ----------------------------------- -------------------
 NAME OF SHAREHOLDER       ADDRESS OF      TOTAL NUMBER OF    NUMBER OF SHARES HELD BY A RECORD   NUMBER OF SHARES
     GIVING NOTICE        SHAREHOLDER     SHARES OF COMMON     HOLDER AND NAME AND ADDRESS OF     HELD OF RECORD BY
                          GIVING NOTICE         STOCK                   RECORD HOLDER             SHAREHOLDER
                                          BENEFICIALLY OWNED

------------------------ ---------------- ------------------- ----------------------------------- -------------------
------------------------ ---------------- ------------------- ----------------------------------- -------------------
Lloyd Miller             4550 Gordon           232,100        19,300 shares held by PNC Bank      19,300 shares
                         Drive, Naples,                       FAO Lloyd  I Miller A-4             held by PNC Bank
                         FL 34102                             Irrevocable Trust(4550 Gordon       FAO Lloyd  I
                                                              Drive, Naples, FL 34102)            Miller A-4
                                                                                                  Irrevocable Trust

                                                              6,500 shares held by Lloyd I        20,500 shares
                                                              Miller III CDN                      by PNC Bank
                                                              Alexandra Miller                    FAO Lloyd I.
                                                              UTGMA FL(4550                       Miller Fund C
                                                              Gordon Drive, held
                                                              Naples, FL 34102)


                                                              20,500 shares held by PNC Bank      174,500 shares
                                                              FAO Lloyd I. Miller Fund C (4550    held by Northern
                                                              Gordon Drive, Naples, FL 34102)     Trust FAO Milfam
                                                                                                  II LP
                                                              1,500 shares held
                                                              by Lloyd I
                                                              Miller III and
                                                              Martin G Miller
                                                              Co-ITEES Lloyd
                                                              Crider GST (4550
                                                              Gordon Drive,
                                                              Naples, FL 34102)

                                                              3,400 shares held by Lloyd I
                                                              Miller III TTEE Catherine C.
                                                              Miller (4550 Gordon Drive,
                                                              Naples, FL 34102)

                                                              3,400 shares held by Lloyd I
                                                              Miller III Kimberley S. Miller
                                                              Trust (4550 Gordon Drive, Naples,
                                                              FL 34102)

                                                              1,500 shares held by  Milfam II
                                                              LLC(4550 Gordon Drive, Naples, FL
                                                              34102)

                                                              1,500 shares held
                                                              by Lloyd I Miller
                                                              III CDN Lloyd I
                                                              Miller IV UGTMA
                                                              FL(4550 Gordon
                                                              Drive, Naples, FL
                                                              34102)

                                                              174,500 shares
                                                              held by Northern
                                                              Trust FAO Milfam
                                                              II LP(4550 Gordon
                                                              Drive, Naples, FL
                                                              34102)


------------------------ ---------------- ------------------- ----------------------------------- -------------------

------------------------ ---------------- ------------------- ----------------------------------- -------------------
Kevin Douglas            126 Hill Drive        353,400        107,480 shares held by the James    107,480 shares
                         Kentfield, CA                        & Jean Douglas Irrevocable          held by the James
                         94904 (home)                         Descendant's Trust, Kevin G.        & Jean Douglas
                                                              Douglas & Michelle M. Douglas,      Irrevocable
                         1101 5th Ave.                        Trustees (1101 5th Ave., Suite      Descendant's
                         Suite 360                            360, San Rafael, CA 94901)          Trust, Kevin G.
                         San Rafael, CA                                                           Douglas &
                         94901                                112,812 shares held by the          Michelle M.
                         (business)                           Douglas Family Trust, James E.      Douglas, Trustees
                                                              Douglas, Jr. & Jean A. Douglas,
                                                              Trustees (1101 5th Ave., Suite      112,812 shares
                                                              360, San Rafael, CA 94901)          held by the
                                                                                                  Douglas Family
                                                              125,768 shares held by Kevin        Trust, James E.
                                                              Douglas & Michelle M. Douglas       Douglas, Jr. &
                                                              (1101 5th Ave., Suite 360, San      Jean A. Douglas,
                                                              Rafael, CA 94901)                   Trustees

                                                              7,340 shares held by James E.       125,768 shares
                                                              Douglas III (1101 5th Ave., Suite   held by Kevin
                                                              360, San Rafael, CA 94901)          Douglas &
                                                                                                  Michelle M.
                                                                                                  Douglas

                                                                                                  7,340 shares held
                                                                                                  by James E.
                                                                                                  Douglas III

------------------------ ---------------- ------------------- ----------------------------------- -------------------
------------------------ ---------------- ------------------- ----------------------------------- -------------------
Bricoleur Capital        12230 El              537,083        98,000 shares held by Bricoleur     98,000 shares
Management               Camino Real,                         Partner, L.P. (12230 El Camino      held by Bricoleur
                         Suite 100, San                       Real, Suite 100, San Diego, CA      Partner, L.P.
                         Diego, CA 92130                      92122)
                                                                                                  127,300 shares
                                                              127,300 shares held by Bricoleur    held by Bricoleur
                                                              Partners II L.P. (12230 El Camino   Partners II L.P.
                                                              Real, Suite 100, San Diego, CA
                                                              92122)                              48,000 shares
                                                                                                  held by Bricoleur
                                                              48,000 shares held by Bricoleur     Enhanced L.P.
                                                              Enhanced L.P. (12230 El Camino
                                                              Real, Suite 100, San Diego, CA
                                                              92122)                              100 shares held
                                                                                                  by Bric 6 L.P.
                                                              12,500 shares held by Bric 6 L.P.
                                                              (12230 El Camino Real, Suite 100,
                                                              San Diego, CA 92122)                3,400 shares held
                                                                                                  by Bricoleur
                                                              3,400 shares held by Bricoleur      SphinX, Ltd
                                                              SphinX, Ltd(12230 El Camino Real,
                                                              Suite 100, San Diego, CA 92122)     122,083 shares
                                                                                                  held by Bricoleur
                                                              122,083 shares held by Bricoleur    Offshore, Ltd.
                                                              Offshore, Ltd. (12230 El Camino
                                                              Real, Suite 100, San Diego, CA      4,500 shares held
                                                              92122)                              by Plus Funds,
                                                                                                  Ltd.
                                                              4,500 shares held by Plus Funds,
                                                              Ltd. (12230 El Camino Real, Suite
                                                              100, San Diego, CA 92122)           14,900 shares
                                                                                                  held by HSBC
                                                              14,900 shares held by HSBC          Managed Trust,
                                                              Managed Trust, Ltd. (12230 El       Ltd.
                                                              Camino Real, Suite 100, San
                                                              Diego, CA 92122)                    88,800 shares
                                                                                                  held by
                                                              88,800 shares held by               Lyxor/Bricoleur
                                                              Lyxor/Bricoleur Fund, Ltd. (12230   Fund, Ltd
                                                              El Camino Real, Suite 100, San
                                                              Diego, CA 92122)
                                                                                                  11,700 shares
                                                              11,700 shares held by Bricoleur     held by Bricoleur
                                                              Enhanced Offshore, Ltd. (12230 El   Enhanced
                                                              Camino Real, Suite 100, San         Offshore, Ltd.
                                                              Diego, CA 92122)

                                                              5,900 Shares held by The Partners   5,900 Shares held
                                                              Group (12230 El Camino Real,        by The Partners
                                                              Suite 100, San Diego, CA 92122)     Group

------------------------ ---------------- ------------------- ----------------------------------- -------------------

------------------------ ---------------- ------------------- ----------------------------------- -------------------
B. Riley and Co. Inc.    11150 Santa           133,092        133,092 shares held by B. Riley &   133,092 shares
                         Monica Blvd.,                        Company (11150 Santa Monica Blvd,   held by B. Riley
                         Ste. 750                             Suite 750, Los Angeles CA 90025)    & Company
                         Los Angeles,
                         CA  90024
------------------------ ---------------- ------------------- ----------------------------------- -------------------
B. Riley and Co.         11150 Santa            10,000        10,000 shares held by B. Riley &    10,000 shares
Holdings, LLC            Monica Blvd.,                        Company Holdings(11150 Santa        held by B. Riley
                         Ste. 750 Monica Blvd, Suite 750, Los & Company Holdings
                         Los Angeles, Angeles CA 90025)
                         CA  90024
------------------------ ---------------- ------------------- ----------------------------------- -------------------
